Day, Berry & Howard LLP
C O U N S E L L O R S AT L A W

Bonnie J. Roe Direct Dial: (212) 829-3605 E-mail: bjroe@dbh.com	January 18, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Globix Corporation Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of Globix Corporation, and pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934, we hereby file an amended preliminary proxy statement. The amended preliminary proxy statement reflects changes made to the Equity Plan Information Table on page 33, a change to the Security Ownership of Certain Beneficial Owners on page 25 with regard to the percentage owned by all directors and officers taken as a group, a change in the Summary Compensation Table on page 19, a change in the description of the arrangement with Capital & Technology Advisors, Inc. and minor corresponding changes.

Should you have any questions or require any additional information in connection with the foregoing, please call me at (212) 829-3605 or my colleague David Tyler at (212) 829-3629.

Very truly yours, /s/ Bonnie J. Roe Bonnie J. Roe

Attachment

cc:	Gene M. Bauer, Esq.

Senior Vice President, General Counsel and Secretary of Globix Corporation

875 Third Avenue	New York, NY 10022	t 212 829 3600 f 212 829 3601

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